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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 5)*

NDCHEALTH CORPORATION

(Name of Issuer)

COMMON STOCK, PAR VALUE $.125 PER SHARE

(Title of Class of Securities)

639480102

(CUSIP Number)

JEROME J. LANDE
MMI INVESTMENTS, L.P.
152 West 57th Street
New York, New York 10019
(212) 586-4333

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

August 23, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1746 (11-03)

CUSIP No. 639480102
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1. Names Of Reporting Persons.
    I.R.S. Identification Nos. of Above Persons (Entities Only).

    MMI Investments, L.P.
    I.R.S. Identification No.: 141810589
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2. Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)

    (b)

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3. SEC Use Only

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4. Source of Funds (See Instructions)
    00
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5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) OR 2(e)
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6. Citizenship or Place of Organization
    Delaware
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Number of Shares 7. Sole Voting Power
                                              3,501,900
Beneficially        ------------------------------------------------------------------------------------------------------------------------------------
                                   8. Shared Voting Power
Owned by Each -----------------------------------------------------------------------------------------------------------------------------------
   Reporting                9. Sole Dispositive Power
                                                3,501,900
   Person              -----------------------------------------------------------------------------------------------------------------------------------
    With                       10. Shared Dispositive Power

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11. Aggregate Amount Beneficially Owned by Each Reporting Person     3,501,900
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12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

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13. Percent of Class Represented by Amount in Row (11)                                                                                               9.7%
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14. Type of Reporting Person (See Instructions)                                                                                                                 PN
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CUSIP No. 639480102
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1. Names Of Reporting Persons.
    I.R.S. Identification Nos. of Above Persons (Entities Only).

    MCM Management, LLC
    I.R.S. Identification No.: 141814578
---------------------------------------------------------------------------------------------------------------------------------------------------------
2. Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)

    (b)

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3. SEC Use Only

---------------------------------------------------------------------------------------------------------------------------------------------------------
4. Source of Funds (See Instructions)                                                                                                                                     AF
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5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) OR 2(e)
---------------------------------------------------------------------------------------------------------------------------------------------------------
6. Citizenship or Place of Organization

    Delaware
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Number of Shares 7. Sole Voting Power
                                              3,501,900
Beneficially        ------------------------------------------------------------------------------------------------------------------------------------
                                   8. Shared Voting Power
Owned by Each -----------------------------------------------------------------------------------------------------------------------------------
   Reporting                9. Sole Dispositive Power
                                                3,501,900
   Person              -----------------------------------------------------------------------------------------------------------------------------------
    With                       10. Shared Dispositive Power

---------------------------------------------------------------------------------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person
       3,501,900

---------------------------------------------------------------------------------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
---------------------------------------------------------------------------------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)                                                                                                9.7%
---------------------------------------------------------------------------------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)                                                                                                                    00
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ITEM 1. SECURITY AND ISSUER

        This Amendment No. 5 to statement on Schedule 13D (this “Statement”) relates to the Common Stock, Par Value $.125 Per Share (the “Common Stock”), of NDCHEALTH CORPORATION, a DELAWARE corporation (the “Issuer”), the principal executive offices of which are located at NDC PLAZA, ATLANTA, GEORGIA 30329-2010. This Amendment No. 5 amends and restates in full each of the items set forth below. Terms not defined in this Amendment No. 5 shall have the respective meanings given to such terms in the Schedule 13D originally deemed filed on April 7, 2004 (“Original Schedule 13D”).

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

        The total purchase price of the 3,501,900 shares of Common Stock (the “Shares”) purchased by MMI Investments was $76,076,884, all of which has been financed by incurring margin loans. These margin loans were obtained from Bear, Stearns & Co. Inc. under customary terms and conditions. The entire principal amount of such margin loans remains outstanding as of the date of this Statement.

ITEM 4. PURPOSE OF TRANSACTION

        MMI Investments purchased the Shares as part of its investment activities. The Reporting Persons intend to review and evaluate the investment by MMI Investments in the Common Stock of the Issuer on an ongoing basis and may, depending upon their evaluation of the business and prospects of the Issuer, or such other considerations as they may deem relevant, determine to increase (but not to more than 10% of the outstanding Common Stock), decrease, or dispose of MMI Investments’ holdings of Common Stock. As a part of such review and evaluation, the Reporting Persons may communicate with the Issuer’s management, directors and other shareholders, including, without limitation, as described in the following paragraph.

        MMI Investments submitted to the Issuer, for inclusion in its proxy statement for its 2004 annual meeting, a shareholder proposal (“Proposal”) requesting that the Board of Directors engage a leading investment bank to analyze strategic alternatives for maximizing shareholder value, including but not limited to acquisitions, divestitures, recapitalizations and sale to or merger with a third party; a copy of that Proposal, related supporting statement and related letter to the Issuer is filed herewith as Exhibit 2. Although MMI Investments had held in excess of $2,000 worth of the Issuer’s common stock only since July 10, 2003, and therefore did not meet the Rule 14a-8 requirement for such a holding for one year at the required time of the Proposal’s submission, MMI Investments based on its belief that the Proposal otherwise met the 14a-8 requirements requested that the Issuer waive the one year requirement. The Issuer subsequently obtained concurrence from the staff of the Securities and Exchange Commission that the Proposal could be excluded from its proxy statement under Rule 14a-8.

        On July 14, 2004, the Reporting Persons transmitted to the Issuer notice (“Notice”), in accordance with the Issuer’s By-Laws, of a separate proposal — similar to the Proposal — to be moved at the Issuer’s annual meeting, and the Reporting Persons filed preliminary proxy materials with the Commission on August 20, 2004 which reflects the Reporting Persons’ intention to solicit proxies from the holders of at least 50.01% of the Issuer’s outstanding common stock in favor of such proposal in accordance with the proxy rules under the Securities Exchange Act of 1934. MMI’s proxy materials relating to such proposal may be viewed on the Commission’s website at www.sec.gov.

        As a result of some or all of the actions described in the preceding paragraph, MMI Investments may no longer be able to rely on the exemption under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) for shares held solely for investment purposes and, accordingly, in order to retain its flexibility to determine, as described above, to increase (but not to more than 10% of the outstanding Common Stock of the Issuer) MMI Investments’ holdings of Common Stock where the value of such holdings upon any such increase exceeds $50 million, MMI Investments on May 17, 2004, filed a Notification and Report Form under the HSR Act, seeking clearance for such acquisitions. MMI Investments was granted early termination of the waiting period pursuant to the HSR Act on June 7, 2004.

        Other than as described in this Item 4, neither Reporting Person, nor, to the knowledge of each Reporting Person, any individuals listed on Schedule I, has any current plan or proposal that relates to or would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D; PROVIDED that the Reporting Persons reserve the right to develop such plans or proposals.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

        (a)-(b)   Based on 36,081,294 shares of Common Stock outstanding as of August 5, 2004, as reported in the Issuer’s Form 10-K filed August 11, 2004, the Shares owned by MMI Investments represent approximately 9.7% of the outstanding Common Stock. MMI Investments has the sole power to direct the vote and disposition of such Shares on the date of this Statement. However, by virtue of being the general partner of MMI Investments, MCM may be deemed to be the beneficial owner of the Shares owned by MMI Investments and to have sole power over the voting and disposition of such Shares as a result of its having the sole power to make voting and disposition decisions on behalf of MMI Investments with respect to such Shares.

        Except for the Shares owned by MMI Investments, as of the date hereof, neither MCM nor, to MMI Investments’ and MCM’s knowledge, any of the persons listed on Schedule I, owns any Common Stock of the Issuer or has any right to acquire, directly or indirectly, any beneficial ownership of other Common Stock of the Issuer.

        (c)        Except for the open market purchases of Common Stock by MMI Investments set forth in Schedule II attached hereto and incorporated herein by reference, there have been no transactions with respect to the Common Stock since July 16, 2004, the date of the last filing on Schedule 13D by MMI Investments, MCM, or, to either Reporting Person’s knowledge, any of the persons listed on Schedule I.

        (d)        No person other than MMI Investments is known to either Reporting Person to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of, any of the Shares referred to in Item 5(a) above.

        (e)        Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        By virtue of being the general partner of MMI Investments, MCM may be deemed to be the beneficial owner of the Shares of the Issuer owned by MMI Investments. Other than as described in Item 3 of this Statement and the Notice filed as Exhibit 3 to this statement and incorporated by reference herein (and the Joint Filing Agreement filed as an Exhibit to the Original Schedule 13D), there are no contracts, arrangements or understandings between the Reporting Persons or between either of the Reporting Persons and any other person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

        See Exhibit Index appearing elsewhere herein, which is incorporated herein by reference.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.

        Pursuant to Rule 13d-1(k)(1)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the attached statement is filed on behalf of each of them.

Date: August 26, 2004

MMI INVESTMENTS, L.P.

By: MCM Management, LLC
       General Partner

By: /s/ JEROME J. LANDE
------------------------------
       Jerome J. Lande
       Vice President

MCM MANAGEMENT, LLC

By: /s/ JEROME J. LANDE
------------------------------
       Jerome J. Lande
Vice President

SCHEDULE I

MCM MANAGEMENT, LLC (“MCM”)

NAME AND BUSINESS ADDRESS	POSITION AND PRINCIPAL OCCUPATION
John S. Dyson 152 West 57th Street New York, New York 10019	Voting Member and Chairman of MCM; Voting Member and Chairman of Millcap Advisors, LLC ("Millcap"), a Delaware limited liability company, 152 West 57th Street, New York, New York 10019
Clay B. Lifflander 152 West 57th Street New York, New York 10019	Voting Member and President of MCM; Voting Member and President of Millcap
Alan L. Rivera 152 West 57th Street New York, New York 10019	Member, Executive Vice President, and Secretary of MCM; Voting Member, Executive Vice President, Chief Financial Officer and General Counsel of Millcap

SCHEDULE II

OPEN MARKET PURCHASES BY MMI INVESTMENTS SINCE
SCHEDULE 13D AMENDMENT NO. 4 FILED ON JULY 16, 2004

Trade Date	Number of Shares	Price/Share
08/10/2004	75,000	$13.23
08/23/2004	300,000	$13.87
08/24/2004	200,000	$13.80

EXHIBIT INDEX

NUMBER                                                                                               DESCRIPTION

1.

Joint Filing Agreement dated as of April 7, 2004, by and between MMI Investments and MCM (incorporated by reference to Exhibit to the Schedule 13D filed by such persons on April 7, 2004, with respect to NDCHealth Corporation).

2.

Letter, dated April 28, 2004 to NDCHealth Corporation and enclosure thereto (containing a shareholder resolution and related support statement) (incorporated by reference to Exhibit 2 to Amendment No. 1 to the Original Schedule 13D).

3.

Letter, dated July 14, 2004 to NDCHealth Corporation (giving notice of a motion to be made at its 2004 Annual Meeting) (incorporated by reference to Exhibit 3 to Amendment No. 4 to the Original Schedule 13D).